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                              November 15, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Response dated
November 2, 2022
                                                            File No. 333-267751

       Dear Scott W. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2022 letter.

       Response dated November 2, 2022

       General

   1. We note your response to comment 1. Please supplementally provide your legal analysis supporting your
conclusion that the Company is not an    investment company    as defined
                                                        in section 3(a)(1)(A)
or Section 3(a)(1)(C) of the Investment Company Act of 1940.
                                                        Please include in your
analysis all relevant calculations under section 3(a)(1)(C), on an unconsolidated basis,
identifying each constituent part of the numerators and
                                                        denominators. In your
response, please ensure that you address the    value,    as that term is
                                                        defined in section
2(a)(41), and your proposed treatment under section 3(a)(1)(C) of: (i)
                                                        the interests held by
the Company in ShiftPixy Investments, Inc.; (ii) the interests held by
                                                        ShiftPixy Investments,
Inc. in Industrial Human Capital, Inc., and (iii) any other
 Scott W. Absher
ShiftPixy, Inc.
November 15, 2022
Page 2
         substantive determinations and/or characterizations of assets that are material to your calculations.
2. Please supplementally indicate (i) whether the redemptions from the IHC Trust Account have already occurred and, if not, when they will occur and (ii) whether you believe you
         did not meet the definition of an    investment company    as defined
in section 3(a)(1)(A)
         and section 3(a)(1)(C) on or before October 19, 2022, the date you identified as the date on which you were no longer able to rely on the safe harbor provided in Rule 3a-2.
3.       We note your response to comment 2 stating that each share to be traded on
         Upstream "shall be represented as a digital security and is the same issued and authorized share of common stock already registered with the Commission." Please provide us with a materially complete description of such "digital security" and "tokenized equity,"
         including a detailed explanation of how such digital securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on
         Upstream or otherwise. In your response, please explain the role of MERJ Depository and
         Registry Limited and how it interacts with the company   s U.S.
transfer agent, and also
         address how the "tokenized equity" is held on Upstream through MERJ Depository and
         Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).
4. We also note your response to comment 2 that the "[s]ecurities listed on Upstream, including the proposed offering, are not available to U.S. investors." Please provide us with your analysis as to whether the proposed follow-on offering as well as the proposed trading of your current shares on Upstream would be exempt from registration under the
         Securities Act. Tell us how you intend to ensure that the offering is not available to U.S.
         investors. With respect to the securities that current shareholders may request to be withdrawn from Nasdaq and subsequently traded on Upstream, please also clarify whether such option will only be available to non-U.S. investors.
5. We note your response to comment 4. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to
FirstName LastNameScott W. Absher
       issue additional comments should not be interpreted to mean that we either agree or
Comapany   NameShiftPixy,
       disagree              Inc.
                 with your responses, including any conclusions you have made, positions you have15,
November     taken and
                2022   practices
                     Page  2      you have engaged in with respect to this
matter.
FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany 15,
November    NameShiftPixy,
                2022        Inc.
November
Page  3     15, 2022 Page 3
FirstName LastName
       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jeff Cahlon